							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	(Unaudited)
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes	$16,183	$16,624	$27,777	$10,439	$6,716	$18,238	$18,518
Equity in net income of affiliates included above	(188)	(494)	(642)	(752)	(784)	(762)	(734)
Fixed charges	4,004	3,598	5,452	4,876	4,835	4,723	5,012
Distributed income of equity affiliates	143	262	318	137	161	161	317
Interest	(178)	(213)	(284)	(263)	(162)	(772)	(740)

Earnings, as adjusted	$19,964	$19,777	$32,621	$14,437	$10,766	$21,588	$22,373

Fixed Charges:
Interest expense	$2,757	$2,481	$3,940	$3,444	$3,535	$2,994	$3,368
Interest capitalized	178	213	284	263	162	772	740
Portion of rental expense representative of interest factor	1,069	904	1,228	1,169	1,138	957	904

Fixed Charges	$4,004	$3,598	$5,452	$4,876	$4,835	$4,723	$5,012

Ratio of Earnings to Fixed Charges	4.99	5.50	5.98	2.96	2.23	4.57	4.46